 Filed pursuant to Rule 253(g)(2)
File No. 024-11096

FLORA GROWTH CORP.

40,000,000 Units

65 Queen Street West, Suite 900
Toronto, Ontario M5H 2M5
+1 (416) 861 - 2267
www.floragrowth.ca

Offering Circular Supplement No. 3
to the Final Offering Circular filed December 31, 2019

 Dated: October 22, 2020

This Offering Circular Supplement No. 3 (this “Supplement”) relates to the Offering Statement of Flora Growth Corp. (the “Company,” “we,” “us,” or “our”), qualified by the Securities and Exchange Commission on December 12, 2019, and the Final Offering Circular filed December 31, 2019 (“Offering Circular”), relating to the Company’s Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended, pursuant to which we are offering up to 40,000,000 units (the “Units”) of the Company to be sold in this offering (the “Offering”). Each Unit is comprised of one common share in the capital of the Company, with no par value per share (a “Common Share”), and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”) at an exercise price of $1.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant.

This Supplement should be read in conjunction with the Offering Circular, Offering Circular Supplement No. 1, filed with the Securities and Exchange Commission on January 23, 2020 (“Prior Supplement No. 1”), Offering Circular Supplement No. 2, filed with the Securities and Exchange Commission on July 17, 2020 (“Prior Supplement No. 2” and, together with Prior Supplement No. 1, the “Prior Supplements”), and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular and the Prior Supplements.

The purpose of this Supplement is to disclose the Company’s engagement of Boustead Securities, LLC, a FINRA member registered with the SEC, as a financial advisor to the Company (“Boustead”) and its related compensation payable in this Offering. As of the date of this Supplement, we have sold 29,629,060 in Units, and 10,370,940 Units remain unsold.  Currently, the Company has received both funding and pending commitments in process of greater than $28.0 million and continues to work towards the potential maximum sale of Units yielding $30.0 million in gross proceeds.  There is no guarantee that all pending commitments will be funded.

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Effective September 8, 2020, we engaged Boustead to serve as our exclusive financial advisor, including without limitation potentially assisting us in the sales of our unsold Units on a non-exclusive basis. Boustead is entitled to receive compensation on sales of the remaining unsold Units offered hereby with respect to investors introduced by Boustead. For sales sourced by Boustead, it is entitled to receive compensation, payable in (i) cash, equal to seven percent (7.0%) of the gross amount to be disbursed to the Company from the Offering from the sale of those Units, plus (ii) a non-accountable expense allowance equal to one percent (1.0%) of the gross amount to be disbursed to the Company from the Offering from the sale of the Units.
Regardless of whether Boustead or the Company sources investors for the remaining Units, the Company agreed to issue Boustead warrants issuable from the Company to purchase up to a maximum of 1,198,792 Common Shares of the Company which is equal to seven percent (7.0%) of the 17,125,600 Common Shares contained in the unsold Units as of September 8, 2020,  subject to adjustment for any Units which remain unsold at the termination of the Offering (the “Boustead Warrants”).
Accordingly, the “Cover Page,” “Dilution,” “Use of Proceeds,” and “Plan of Distribution” sections of the Offering Circular are being updated to reflect Boustead’s engagement as financial advisor, as a selling agent in the Offering and its potential compensation.

Title of Each Class of Securities Qualified	Amount Qualified	Price to Public	Underwriting Discount and Commissions	Proceeds to the Company (2)
Units, each consisting of:	40,000,000	$0.75	(1)	$29,075,000
One Common Share	40,000,000	-
One-half of one Warrant	40,000,000	-
Common Shares underlying Warrants	20,000,000	$1.00	(1)	$20,000,000
Total Maximum Offering (3)		$50,000,000	(1)	$49,075,000

(1) The minimum investment amount for each subscription is 1,333 Units or $1,000. The Offering is being made directly to investors by the management of the Company on a “best efforts” basis.  We reserve the right to offer the Units through broker-dealers who are registered with the Financial Industry Regulatory Authority (“FINRA”). The Company has engaged Dalmore Group, LLC, a New York limited liability company and FINRA/SIPC registered broker-dealer (“Dalmore”), to provide broker-dealer services in seven specified states, consisting of Washington, Arizona, Texas, Alabama, North Dakota, Florida and New Jersey, in connection with this Offering.  The Company has agreed to pay Dalmore a one-time setup fee of $25,000, as described in the Broker-Dealer Agreement between the Company and Dalmore, as well as a 3% commission on the aggregate amount raised by the Company from investors in the specified states from the sale of Units. Commissions are not payable upon exercise of the Warrants.  Boustead may also sell in the seven states listed above in which Dalmore may sell, as well as in all other states. In the event that Boustead introduces investors who purchase our unsold Units, it will be entitled to (i) a 7% commission on the sales of such remaining unsold Units, plus (ii) a non-accountable expense allowance equal to one percent (1.0%) of the gross amount to be disbursed to the Company from the Offering from the sale of the Units sourced by Boustead.  The maximum cash commission (plus non-accountable expense allowance) Boustead would be entitled to receive through sourcing investors in the remaining unsold Units is $152,000.  Regardless of whether Boustead or the Company sources investors for the remaining Units, the Company will issue the Boustead Warrants, which are warrants issuable from the Company to purchase up to a maximum of 1,198,792 Common Shares of the Company which is equal to seven percent (7.0%) of the 17,125,600 Common Shares contained in the unsold Units as of September 8, 2020, subject to adjustment for any Units which remain unsold at the termination of the Offering.

(2) The amounts shown in the “Proceeds to the Company” column include a deduction of 3% for commissions payable to Dalmore on all the Units being offered. The 3% commission however is only be paid on investments in the seven states where Dalmore is engaged to provide broker-dealer services (Washington, Arizona, Texas, Alabama, North Dakota, Florida and New Jersey), although the Company intends to offer Units in all states within the United States and in certain provinces of Canada (and other non-U.S. jurisdictions). The amount of total estimated proceeds to the Company in the table above also includes a deduction of $25,000 for the one-time setup fee payable to Dalmore. The amounts shown are before deducting other organization and Offering costs to be borne by the Company, including legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering of the Units.  The amounts shown exclude deductions for the maximum cash commission and non-accountable expense Boustead could receive of $152,000 if it were to source investors for the remaining unsold Units as of the date of this Supplement. (See “Use of Proceeds to Issuer” and “Plan of Distribution and Selling Securityholders”).

(3) The Units, the Common Shares and the Warrants of which the Units consist and the underlying Warrant Shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act for Tier 2 offerings. The Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares are only issued to purchasers who satisfy the requirements set forth in Regulation A. We have the option in our sole discretion to accept less than the minimum investment. The total Maximum Offering amounts include the aggregate price and future aggregate potential proceeds of $20,000,000 with respect to the Warrant Shares if all 40,000,000 Units are sold and all 20,000,000 Warrant Shares are sold upon exercise of the Warrants issued in the Offering.

DILUTION

As at the date of this Supplement, an aggregate of 99,629,060 Common Shares are issued and outstanding.

If you purchase Units in this Offering, your ownership interest in our Common Shares will be diluted immediately, to the extent of the difference between the price to the public charged for each Unit in this Offering and the net tangible book value per share of our Common Shares after this Offering.

Our net tangible book value as of June 30, 2020 was $7,850,179, or $0.089 per share, based on 87,770,100 outstanding Common Shares as of June 30, 2020. Net tangible book value per share equals the amount of our total tangible assets less total liabilities, divided by the total number of Common Shares outstanding, all as of the date specified.

If the Maximum Offering, at an offering price of $0.75 per Unit and $1.00 per Warrant Share, is sold in this Offering, after deducting up to an estimated $3,282,000 in offering expenses whihc may be payable by us, our pro forma as adjusted net tangible book value at June 30, 2020 would be approximately $43,292,000, or $0.33 per share. This amount represents an immediate increase in pro forma net tangible book value of $0.34 per share to our existing shareholders as of the date of this Supplement, and an immediate dilution in pro forma net tangible book value of approximately $0.50 per share to new investors purchasing Units in this Offering at a price of $0.75 per Unit.

The following table illustrates the approximate per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Units and the Warrant Shares offered for sale in this Offering (after deducting our estimated offering expenses of between $3.28 million and $1.6 million).

Funding Level	$46,718,000	$34,945,500	$23,173,000	$10,879,000
Offering Price per Unit	$0.75	$0.75	$0.75	$0.75
Offering Price per Warrant Share	$1.00	$1.00	$1.00	$1.00
Weighted Average Price per Unit and Warrant Share	$0.83	$0.83	$0.83	$0.83
Pro forma net tangible book value per Common Share before the Offering	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Increase per Common Share attributable to investors in this Offering	$0.34	$0.28	$0.21	$0.10
Pro forma net tangible book value per Common Share after the Offering	$0.33	$0.27	$0.20	$0.09
Dilution to investors after the Offering	$0.50	$0.56	$0.63	$0.74

The following tables set forth, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Units offered for sale in this Offering, the total number of shares previously sold to existing shareholders as of October 10, 2019, including shares issued for services, the total consideration paid for the foregoing (based on cash actually received and the value of shares issued for services), and the respective percentages applicable to such purchased shares and consideration paid based on an average price of $0.02 per share paid by our existing shareholders or as the value of shares issued for services and $0.75 per Unit paid by investors in this Offering.

	Units Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 100% of Units Sold:
Existing Shareholders	70,000,000	54%	$1,400,000	3%
New Investors	60,000,000	46%	$50,000,000	97%
Total	130,000,000	100%	$51,400,000	100%

	Units Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 75% of Units Sold:
Existing Shareholders	70,000,000	61%	$1,400,000	4%
New Investors	45,000,000	39%	$37,500,000	96%
Total	115,000,000	100%	$38,900,000	100%

	Units Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 50% of Units Sold:
Existing Shareholders	70,000,000	70%	$1,400,000	5%
New Investors	30,000,000	30%	$25,000,000	95%
Total	100,000,000	100%	$26,400,000	100%

	Units Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 25% of Units Sold:
Existing Shareholders	70,000,000	82%	$1,400,000	10%
New Investors	15,000,000	18%	$12,500,000	90%
Total	85,000,000	100%	$13,900,000	100%

The foregoing tables and calculations exclude (i) 6,400,000 Common Shares issuable upon exercise of stock options outstanding which are exercisable at an exercise price of $0.05 per share, and 600,000 options which have been exercised into Common Shares of the Company at a price of $0.05,(ii) 1,800,000 Common Shares issuable upon exercise of stock options outstanding which are exercisable at an exercise price of $0.75 per share, (iii) 7,000,000 Common Shares issuable upon exercise of common share purchase warrants outstanding which are exercisable at an exercise price of $0.05 per share and (iv) Warrant Shares issuable upon the exercise of Warrants and any proceeds therefrom.  As of the date of this Supplement over 50% of the Units are sold.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

The Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings, by the management of the Company on a “best-efforts” basis directly to purchasers who satisfy the requirements set forth in Regulation A. We have the option in our sole discretion to accept less than the minimum investment. We have no minimum capitalization, and we may use the proceeds from this Offering immediately following our acceptance of the corresponding subscription agreements towards our business strategy, facility expenses, research and development expenses, offering expenses (which include legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering), working capital, general corporate purposes, and other uses, as more specifically set forth in the “Use of Proceeds to Issuer” starting on page 27 of the Offering Circular. There is no arrangement for the return of funds to investors if all of the Units offered are not sold in the Offering.

Our Offering will terminate on the first to occur of (a) the sale of all 40,000,000 Units offered hereby, (b) December 12, 2021 or (c) when our Board of Directors elects to terminate the Offering.

There is no arrangement to address the possible effect of the Offering on the price of our Common Shares.

We reserve the right to offer the Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares through broker-dealers who are registered with FINRA.  The Company has engaged Dalmore Group, LLC (“Dalmore”), a New York limited liability company and broker-dealer registered with the SEC and a member of FINRA, to provide broker-dealer services in seven specified states, consisting of Washington, Arizona, Texas, Alabama, North Dakota, Florida and New Jersey, in connection with this Offering.  Dalmore’s services include the review of investor information, including Know Your Customer data, Anti-Money Laundering and other compliance checks, and the review of subscription agreements and investor information.  As compensation for these services, the Company has agreed to pay Dalmore a one-time setup fee in the amount of $25,000, plus a 3% commission on the aggregate amount raised by the Company in this Offering in the specified states, as described in the Broker-Dealer Agreement between the Company and Dalmore.

Effective September 8, 2020, we have engaged Boustead to serve as our exclusive financial advisor, including without limitation to assist us in the sales of our Units as a non-exclusive basis. Boustead is entitled to receive compensation on sales of the remaining unsold Units offered hereby with respect to investors introduced by Boustead. For sales of Units sourced by Boustead, they are entitled to receive compensation, payable in (i) cash, equal to seven percent (7.0%) of the gross amount to be disbursed to the Company from the Offering closing, plus (ii) a non-accountable expense allowance equal to one percent (1.0%) of the gross amount to be disbursed to the Company from the Offering from the sale of the Units.

Regardless of whether Boustead or the Company sources investors of the remaining Units, the Company agreed to issue the Boustead Warrants, which are warrants issuable from the Company to purchase up to a maximum of 1,198,792 Common Shares of the Company which is equal to seven percent (7.0%) of the 17,125,600 Common Shares contained in the unsold Units as of September 8, 2020, subject to adjustment for any Units which remain unsold at the termination of the Offering.

Generally speaking, Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. None of our officers or directors will be compensated in connection with their participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. None of our officers or directors are, or have been within the past 12 months, a broker or dealer, and none of them are, or have been within the past 12 months, an associated person of a broker or dealer. At the end of the Offering, our officers and directors will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Our officers and directors will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii), except that for securities issued pursuant to Rule 415 under the Securities Act, the 12 months shall begin with the last sale of any security included within one Rule 415 registration.

We may be required to retain additional broker-dealer services or register as an issuer-dealer and/or agent under the blue sky laws of certain states in order to make offers to sell our Units in those states. There can be no guarantee that we will be approved as an issuer-dealer and/or agent in any or all of the states which we determine require such registration.

USE OF PROCEEDS TO ISSUER

The maximum gross proceeds from the sale of our Units in this Offering are $50,000,000 (including the proceeds from the issuance of all Warrant Shares upon exercise of Warrants issued in this Offering). The net proceeds from the total maximum offering are expected to be approximately $46,718,000, after the payment of offering costs (including legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering). Our estimated offering costs of up to $3,282,000 include a deduction of 3% of the total applicable proceeds for commissions payable to Dalmore on the applicable Units being offered, and a potential 7% commission payable to Boustead on gross proceeds for sales of any remaining Units for which Boustead sources investors, plus a non-accountable expense allowance equal to 1.0% of the gross amount of those Units. The 3% commission will only be paid on investments in the seven states where Dalmore is engaged to provide broker-dealer services (Washington, Arizona, Texas, Alabama, North Dakota, Florida and New Jersey), although the Company intends to offer Units in all states within the United States and in certain provinces of Canada (and other non-U.S. jurisdictions) To date we have experienced a 0.07% commission overall related to the Dalmore related states. Moreover, Boustead is not required to source investors in the Offering and such broker-dealer will not be paid a cash commission nor an expense allowance if they do not. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ. We expect from time to time to evaluate the acquisition of businesses, intellectual property, products and technologies for which a portion of the net proceeds may be used.  The following table represents management’s best estimate of the uses of the net proceeds, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Units offered for sale in this Offering.  As of the date of this Supplement over 50% of the Units are sold.
		Percentage of Offering Sold
	100%	75%	50%	25%
Construction of facilities and equipment	$9,000,000	$7,000,000	$7,000,000	$3,000,000
Complete licensing and permitting at new facilities	$750,000	$750,000	$750,000	$750,000
Operational expenditures of Company’s operating subsidiaries	$6,000,000	$5,700,000	$5,700,000	$2,321,000
Recruit and implement sales team	$1,250,000	$813,000	$600,000	$400,000
Research and Development	$5,800,000	$4,800,000	$1,900,000	$1,000,000
General and Administrative	$6,100,000	$6,100,000	$6,007,000	$3,108,000
Execute marketing and branding campaigns	$3,000,000	$2,000,000	$620,058	$300,000
Strategic acquisitions and related capital expenditures	$14,818,000	$7,782,500	$595,942	$-
TOTAL	$46,718,000	$34,945,500	$23,173,000	$10,879,000

The Company has a very limited operating history. Our plan of operations for the next few years includes: expanding our cultivation to 100 hectares at the Cosechemos Farm, building the requisite infrastructure at the Cosechemos Farm, developing, executing and monitoring sales and marketing campaigns, identifying strategic partners and consumers in Colombia and Internationally and export partners internationally, building the requisite infrastructure at the Palagua Farms, expanding our cultivation to the initial 50 hectares at the Palagua Farms, if required to satisfy market demand for the Company’s products and acquiring businesses currently in the Company’s pipeline.  The amounts set forth above are our current estimates for such development activities, and we cannot be certain that actual costs will not vary from these estimates. Our management has significant flexibility and broad discretion in applying the net proceeds received in this Offering and making short-term interest-bearing investments of the proceeds for capital preservation purposes. We cannot assure you that our assumptions, expected costs and expenses and estimates will prove to be accurate or that unforeseen events, problems or delays will not occur that would require us to seek additional debt and/or equity funding, which may not be available on favorable terms, or at all. See “Risk Factors” starting on page 10 of the Offering Circular for more information regarding the risks associated with an investment in our securities.

The Company intends to use a portion of the proceeds raised in this Offering to fund the compensation payable to its officers, as described under “Compensation of Directors and Executive Officers” below. These amounts are included in General and Administration in the use of proceeds table above. The Company may, in its discretion, pay its directors cash compensation and compensate them with the proceeds of the Offering.

This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering and reserves the right to change the estimated allocation of net proceeds set forth above.

Although our business does not presently generate any cash, we believe that if we raise the maximum amount in this Offering, that we will have sufficient capital to finance our operations for at least the next 24 months. However, if we do not sell the maximum number of Units offered in this Offering, or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that during or after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

Pending our use of the net proceeds from this Offering, we may invest the net proceeds in a variety of capital preservation investments, including without limitation short-term, investment grade, interest bearing instruments and United States government securities and including investments in related parties. We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses, products or technologies, although we have no present commitments or agreements for any specific acquisitions or investments.